EXHIBIT 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Thomson Reuters Corporation (“Thomson Reuters”)
333 Bay Street, Suite 400
Toronto, Ontario M5H 2R2
Canada

Item 2	Date of Material Change

December 1, 2011

Item 3	News Release

A news release announcing the material change referred to in this report was issued on December 1, 2011 and was disseminated on newswires in Canada, the United States and other countries.  The news release was filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. A copy of the news release was also posted on the Thomson Reuters website at www.thomsonreuters.com.

Item 4	Summary of Material Change

On December 1, 2011, Thomson Reuters announced that Thomas H. Glocer, chief executive officer of Thomson Reuters, will retire on December 31, 2011 and will be succeeded on January 1, 2012 by James C. Smith, currently chief operating officer of Thomson Reuters. Mr. Glocer will also retire as a director of Thomson Reuters on December 31, 2011.

Thomson Reuters also announced certain organizational structure and leadership changes.

Item 5	Full Description of Material Change

For a full description of the material change, please refer to the news release attached as Appendix A.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted on the basis that they are confidential information.

Item 8	Executive Officer

Deirdre Stanley, Executive Vice President and General Counsel of Thomson Reuters, is an executive officer knowledgeable about this material change. She can be reached at (646) 223-4000.

Item 9	Date of Report

December 5, 2011

Appendix A

Thomson Reuters Announces New Organizational Structure and Leadership

NEW YORK, December 1, 2011 - Thomson Reuters (TSX/NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the new organizational structure and leadership it will adopt as of January 1, 2012. This new, integrated structure aligns our business with our key customer segments and will consist of the following business units:

•	Financial & Risk: David Craig, president
•	Legal: Mike Suchsland, president
•	Intellectual Property & Science: Chris Kibarian, president
•	Tax & Accounting: Brian Peccarelli, president
•	Global Growth Organization: Shanker Ramamurthy, president

On December 31, 2011, Thomas H. Glocer, chief executive officer of Thomson Reuters and Reuters Group PLC since 2001, will retire and be succeeded on January 1, 2012 by James C. Smith, currently chief operating officer of Thomson Reuters. Mr. Glocer will also retire as a director of Thomson Reuters on December 31, 2011.

The business unit leaders named above will report to Mr. Smith, as will Editor-in-Chief Stephen J. Adler, Susan Taylor-Martin, president of Media and Jon Robson, who will head a new business development office.

"By the end of this year, the organizational, strategy and budget work I have been leading will be complete, and the transition plan I launched last summer will have achieved its objectives,” said Mr. Glocer. “Jim Smith is a very talented executive with whom I have worked closely over the past four years; he is ready to lead Thomson Reuters.”

"Tom will be remembered as the individual who turned around Reuters ten years ago, led the company to growth and guided its sale to form Thomson Reuters,” said David Thomson, chairman of Thomson Reuters. “Over the past four years, Tom successfully directed an extensive integration, expanded our business internationally, revitalized the Reuters news organization and championed talent across the entire business. The board joins me in thanking Tom for his dedication and service to our company and wishes the very best for him and his family.”

Mr. Smith has wide-ranging management experience across the organization. Prior to being appointed chief operating officer of Thomson Reuters, he served as chief executive officer for the Professional division, overseeing the corporation's legal, tax and accounting, healthcare and science business information segments. Before that, Mr. Smith served as chief operating officer of The Thomson Corporation and also as president and chief executive officer of Thomson Learning's Academic and Reference group, where he led the higher education, academic publishing, courseware and reference businesses.

Mr. Smith joined the Thomson Newspaper group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. Following the sale of the Thomson Newspaper group in 2000, he was appointed executive vice president of The Thomson Corporation in 2001. He began his career as a journalist.

Thomson Reuters Announces New Organizational Structure and Leadership

“Jim Smith will provide strong leadership for Thomson Reuters at this juncture. He has earned the respect and confidence of his colleagues and the board alike,” said Mr. Thomson. “His instincts and his customer focus have been the basis of a remarkable career in our business.”

“Working with Tom Glocer, the board oversaw the successful execution of an established succession plan in the second half of 2011 and we look forward to beginning the new year with a new management team, new organizational structure, and ever stronger commitment to deliver long-term, sustainable value for all shareholders,” continued Mr. Thomson.

The company also reaffirms its outlook for the full year 2011 excluding any one-time charges that will be incurred related to the restructuring.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to http://thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release, including, but not limited to, Mr. Thomson’s and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect the company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.  Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com